August 30, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attn:	Tonya K. Aldave
John Dana Brown

Re:	Pagaya Technologies Ltd.
Amendment No. 1 to the Registration Statement on Form F-1 Filed August 30, 2022
File No. 333-266228

Dear Tonya K. Aldave and John Dana Brown:

On behalf of our client, Pagaya Technologies Ltd., an Israeli corporation (the “Company”), we are writing to provide the Company’s responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated August 10, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Registration Statement on Form F-1, filed on July 20, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 1 to its Registration Statement on Form F-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff in the Comment Letter and certain updated information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1 to the Registration Statement.

Registration Statement on Form F-1 filed July 20, 2022

Cover Page

1.
It appears that the price of your common stock has fluctuated significantly in the last several months after completion of the merger transaction. Please revise your disclosure to address high price volatility, potential causes of such volatility, if known, and add a separately captioned risk factor to describe the risk to investors. In addition, on the prospectus cover page, disclose the following:

•	describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances;

•	for comparison purposes, disclose the market price of your common stock prior to the recent price volatility in your stock; and

•
describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages x, 55-60 and 91-92 of Amendment No. 1.

United States Securities and Exchange Commission
August 30, 2022

2.
Revise your prospectus to highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants. Disclose, if true, that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 55-60 and 91 of Amendment No. 1.

3.
Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	statistical data under the "Our Market Opportunity" section on page 86, which currently provides data as of Q4 2019 and Q4 2020;

•	disclosure related to the absence of a public trading market in the section titled "Fair Value of Pagaya Ordinary Shares" on page 81; and

•	disclosure on top of page 88 and under the "our team" subheading on page 92 regarding the number of specialists and employees, which currently provides data as of December 31, 2021.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the pages referenced above and throughout Amendment No. 1, as appropriate.

Cover Page

4.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page.

5.
If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants and provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: Not applicable, the warrants are not out of the money.

6.
Please disclose the number of shares representing your public float. State, if true, that the shares being registered for resale exceed your public float and state the percentage of your public float that the shares being offered for resale represents. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock. Also disclose the number of shares of Class A common stock that were redeemed in connection with your business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 2, 57, 58 and 91 of Amendment No. 1.

United States Securities and Exchange Commission
August 30, 2022

Risk Factors, page 9

7.
Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even if the current trading price falls to or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because they purchased their shares at a lower price than the public investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 57-58 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 67

8.
Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 91-92 of Amendment No. 1.

* * *

Please do not hesitate to contact Andrea Nicolás at (212) 735-3416 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom

cc:	Richmond Glasgow, Pagaya Technologies Ltd.